UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Jean, Raymond A
   1815 N. Pond Lane
   Lake Forest, IL  60045
2. Issuer Name and Ticker or Trading Symbol
   Varlen Corporation
   VRLN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |      |    |                  |   |           |125 (a)            |D     |                           |
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Common Stock                 |      |    |                  |   |           |45,497 (a)         |I     |by trust (b)               |
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Common Stock                 |      |    |                  |   |           |1,650 (a)          |I     |by daughter                |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Contingent Stock Award S|        |     |    |           |   |     |     |            |       |       |50,000 (a)  |D  |            |
hares                   |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Options  |        |     |    |           |   |     |     |Common Stock|       |       |138,809 (a) |D  |            |
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Explanation of Responses:
(a) On 9/28/98 Varlen Corporation declared a 25% stock dividend payable to all holders of record of common stock on 10/30/98. As a result of the stock dividend, the reporting person on 11/17/98 received the following:  i)
25 shares of common stock in his own name; ii)  9099 shares of common stock held in his trust of which he is the sole beneficiary; iii) 330 shares of common stock held by his daughter; iv) 10,000 contingent stock award shares; and v) an increase in outstanding options of
27,758.
(b)  of which the reporting person is the sole
beneficiary
SIGNATURE OF REPORTING PERSON
/s/Raymond A. Jean
DATE
02/03/99